UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
AirJoule Technologies Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
612160101
(CUSIP Number)
September 30, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 612160101

1	NAME OF REPORTING PERSON Cowen and Company, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 38-3698933
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 599,996 *
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 599,996 *
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,996 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% *
12	TYPE OF REPORTING PERSON Broker-dealer
* The beneficial ownership of the Reporting Person is comprised solely of 599,996 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock that are beneficially owned by the Reporting Person (the "Warrants"). The percentage above is based on (i) 51,016,028 shares of Common Stock deemed outstanding as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 23, 2024, plus (ii) the Warrants.

CUSIP No.: 612160101
ITEM 1(a).	NAME OF ISSUER: AirJoule Technologies Corp.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 321 North Clark St Ste 2440 Chicago, IL 60654
ITEM 2(a).	NAME OF PERSON FILING: Cowen and Company, LLC
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 599 Lexington Ave. New York, NY 10022
ITEM 2(c).	CITIZENSHIP: Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A Common Stock, par value $0.0001 per share
ITEM 2(e).	CUSIP NUMBER: 612160101
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [X]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
The beneficial ownership of the Reporting Person is comprised solely of 599,996 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock that are beneficially owned by the Reporting Person (the "Warrants"). The Warrants held by the Reporting Person have an exercise price of $11.50 per share of Common Stock and are presently exercisable. The beneficial ownership percentage is based on (i) 51,016,028 shares of Common Stock deemed outstanding as of August 22, 2024, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 23, 2024, plus (ii) the Warrants.
(a) Amount beneficially owned:
599,996
(b) Percent of class:
1.2%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Cowen and Company, LLC : 599,996
(ii) shared power to vote or to direct the vote:
Cowen and Company, LLC :
(iii) sole power to dispose or direct the disposition of:
Cowen and Company, LLC : 599,996
(iv) shared power to dispose or to direct the disposition of:
Cowen and Company, LLC :
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 612160101
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 12 2024	Cowen and Company, LLC By: /s/ John Holmes Name: John Holmes Title: Chief Operating Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).